Exhibit 12.1

PSS WORLD MEDICAL, INC. AND SUBSIDIARIES

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

FOR THE FISCAL YEARS ENDED MARCH 28, 2003, MARCH 29, 2002, MARCH 30, 2001,
MARCH 31, 2000, APRIL 2, 1999, AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2003
AND DECEMBER 27, 2002

(Dollars in Thousands)

	Fiscal Year Ended					Nine Months Ended
	2003	2002	2001	2000	1999	December 31, 2003	December 27, 2002
Fixed charges:
Interest expense	$9,826	$8,201	$11,374	$9,278	$4,007	$3,895	$7,157
Capitalized interest	--	1,801	1,612	1,377	--	--	--
Interest component of rental
expense	12,985	12,440	12,768	11,796	10,065	7,040	9,771

Fixed charges	$22,811	$22,442	$25,754	$22,451	$14,072	$10,935	$16,928

Earnings:
Income (loss) before income
taxes and cumulative effect
of accounting change	$22,027	$17,934	$(37,593)	$17,582	$57,718	$34,481	$14,144
Add: Fixed charges	22,811	22,442	25,754	22,451	14,072	10,935	16,928
Less: Capitalized interest	--	1,801	1,612	1,377	--	--	--

Total earnings (loss)	$44,838	$38,575	$(13,451)	$38,656	$71,790	$45,416	$31,072

Ratio of earnings (loss) to fixed
charges:
Total earnings (loss)	$44,838	$38,575	$(13,451)	$38,656	$71,790	$45,416	$31,072
Fixed charges	$22,811	$22,442	$25,754	$22,451	$14,072	$10,935	$16,928
Ratio	2.0	1.7	(0.5)	1.7	5.1	4.2	1.8
	(a)	(a)	(a)	(a)	(a)	(a)	(a)

(a)	The consolidated ratios of earnings to fixed charges shown above is calculated in accordance with Section 229.503 (d) of Regulation S-K.